

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Mr. H. Matthew Chambers
Chief Executive Officer
Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, Alabama 35233

> **Re:** **Confederate Motors, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 000-52500**

Dear Mr. Chambers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Business, page 3

1. Please significantly revise your business section to clearly identify the products you currently manufacture and sell. In this regard, we note your disclosure on page 17 in your Financial Statements section that you offer one model, the P120 Fighter, and that the F131 Hellcat and B120 Wraith were discontinued in 2010. In addition, please revise this section by defining or removing industry jargon such as "new echo of negative spatial aesthetics," "introducing a new clean sheet of paper third generation Confederate motorcycle architecture," "evolved proximate co-conspiratorial high value-added network of suppliers," "non-cannibalizing vehicle lines" and "riding season." Your revisions should focus on describing your business in a way that allows an average investor who is not in your industry to understand the business done and intended to be done.

2. Please disclose the effect of existing or probable governmental regulations on your business, including the need for any government approval of your principal products or services and the costs and effects of compliance with environmental laws.

Unresolved Staff Comments, page 6

3. You indicate that you have elected not to provide the information required by this Item, although you nevertheless state that you have not received any written comments from the staff of the Securities and Exchange Commission in regard to your periodic or current reports. However, we sent you written comments, by letter dated May 24, 2010, with regard to your Current Report on Form 8-K filed May 21, 2010. Please revise accordingly.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 9

4. Please expand your discussion of liquidity and capital resources to disclose your estimated capital expenditures for the next 12 months and the expected source of funds needed to make such expenditures. See Item 303(a)(2) of Regulation S-K.

5. In Note 14 to your financial statements, on page 26, you indicate the amount of your debt obligations and then assert that such amount increases the likelihood to add borrowings as necessary. Please expand your disclosure in MD&A to (i) state your basis for that assertion, (ii) describe the sources of your current debt obligations and (iii) discuss what potential sources of future borrowings you have identified. Also, please indicate whether or not you are currently engaged in any discussions that could result in additional borrowings.

Financial Statements
Report of Predecessor Auditor, page 12

6. We note that, with respect to your 2009 financial statements, you have included the report of Bartolomei Pucciarelli, and that such report makes reference to disclosures made in Note 8 to your 2009 financial statements. However, the referenced disclosures that were made in Note 8 to the 2009 financial statements included in your 2009 Form 10-K are not made in the 2009 financial statements (presented on a comparative basis) in your 2010 Form 10-K. In this regard, AU Section 508.71 states that, before reissuing a report previously issued on the financial statements of a prior period, when those financial statements are to be presented on a comparative basis with audited financial statements of a subsequent period, a predecessor auditor should consider whether their previous report on those statements is still appropriate. In light of the disclosures made in Note 14 to the financial statements included in your 2010 Form 10-K, please tell us whether or not Bartolomei Pucciarelli considered revising their previous report. AU Section 508.72

indicates that, if a predecessor auditor concludes that their report should be revised, they should follow the guidance in paragraphs .68–.69 and .73 of AU Section 508.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

7. Please disclose the information for footnotes 8, 9 and 10 on page 36 as this information has been omitted from this filing.

Exhibits 31.1 and 31.2

8. Please remove the word "Transition" from paragraph 1 of the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Branch Chief